Exhibit (a)(12)

IN THE SUPERIOR COURT OF GWINNETT COUNTY

STATE OF GEORGIA

STOURBRIDGE INVESTMENTS LLC,
individually, and on behalf of all others similarly situated,

Plaintiff,	C.A. No.

vs.

ALEC G. DREYER, SCOTT B. UNGERER,
JOSEPH O’DONNELL, JOHN T.
MCCARTER, R. BLAKE YOUNG, NORA
MEAD BROWNELL, A. LAURENCE
(LARRY) JONES, JOHN S. REGO,
COMVERGE, INC., PEAK HOLDING
CORP., and PEAK MERGER CORP.,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

1. This is a stockholder class action brought on behalf of the public stockholders of Comverge, Inc. (“Comverge” or the “Company”) against the Company’s Board of Directors (the “Board”) for breaches of fiduciary duty arising out of Defendants’ decision to sell the Company to Peak Holding Corp., (“Parent”) and Peak Merger Corp., a wholly-owned subsidiary of Parent (“Merger Sub”), affiliates of H.I.G. Capital, LLC (collectively, “H.I.G. Capital”) at an inadequate and unfair price following a grossly unfair process (the “Proposed Merger”) pursuant to an Agreement and Plan of Merger between the Company and H.I.G. Capital dated as of March 26, 2012 (the “Merger Agreement”).

2. Plaintiff alleges that the sale of Comverge to H.I.G. Capital contemplated by the Merger Agreement is unfair and inequitable to the Comverge public stockholders and constitutes a breach of the fiduciary duties of the directors of Comverge. Plaintiff also alleges that the Merger Agreement and transactions approved and contemplated thereby, including the Tender Offer, are unfairly and inequitably coercive to the public stockholders of the Company and that the stockholders are not provided with a voluntary choice whether to tender their shares.

3. The Merger Agreement contemplates, among other things, a tender offer by H.I.G. Capital for all Comverge shares at $1.75 per share, or approximately $49 million in equity value, (the “Tender Offer”) conditioned upon a so-called “Top-Up Option” giving H.I.G. Capital the right to buy additional new Comverge shares at $1.75 to give H.I.G. Capital 90% ownership, and a short-form merger by virtue of the tendered shares plus the additional new shares.

4. The Tender Offer is scheduled to commence not earlier than 10 business days or later than 20 business days after March 26, 2012, and shall expire on 20 business days following commencement, unless extended in accordance with the terms of the Merger Agreement.

5. The Board has unanimously recommended that Comverge stockholders tender.

6. The recent historical averages for Comverge’s stock price demonstrate that the consideration being offered by H.I.G. Capital is unfair and inadequate. The $1.75 per share represents not only an inadequate premium but in fact a discount to the trading price of the Company’s common stock (which as recently as March 23, 2012 closed at $1.88 per share, and closed as high as $5.06 per share on April 1, 2011) and is inconsistent with recent analyst price targets and opinions on Comverge’s value. The mean target of analysts reported by Yahoo is $3.40 per share.

7. The consideration to be paid to the class members is unfair and grossly inadequate because, among other things: (a) the intrinsic value of Comverge stock is materially in excess of $1.75 per share, giving due consideration to the possibilities of growth and profitability of

Comverge in light of its business, earnings and earnings power, present and future; (b) the $1.75 per share price offers an inadequate premium to the public stockholders of Comverge; and (c) the $1.75 per share price is not the result of arm’s-length negotiations but was fixed arbitrarily by certain insiders and H.I.G. Capital to “cap” the market price of Comverge stock, as part of a plan for H.I.G. Capital to obtain complete ownership of Comverge assets and business at the lowest possible price.

8. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Merger with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, Defendants agreed to: (i) a “go-shop” provision permitting only a limited period (until April 25, 2012) for the Company to actively solicit potential bidders; (ii) a no-solicitation provision that prevents other buyers from having access to the Company’s confidential information following the go-shop period, which information is necessary to formulate a bid, except under extremely limited circumstances; (iii) a matching rights provision that allows H.I.G. Capital 3 business days to match any competing proposal in the event one is made; (iv) a provision that requires the Company to pay H.I.G. Capital a termination fee equal to $1,930,310 plus expenses of up to a limit of $1,500,000 (approximately 7% of the equity value of the Proposed Merger), unless the termination by the Company and entry into an agreement with respect to a superior proposal occurs prior to the “no-shop” period or involves a party from whom the Company has received an acquisition proposal following the date of the Merger Agreement and prior to the “no shop” period (in which case the Company is required to pay Parent a termination fee equal to $1,206,444 and reimburse Parent for its expenses up to a limit of $1,500,000); and (v) a provision that provides H.I.G. Capital up to $3 million or more of profits upon conversion of its new convertible note to common shares amounting to a total breakup fee in the amount of 14% or more of the deal value in the event the deal is terminated. These provisions limit the Board of Director’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Comverge.

9. The Proposed Merger serves no legitimate business purpose for Comverge but rather is an attempt by Defendants to enable H.I.G. Capital to benefit unfairly from the transaction at the expense of Comverge’s public shareholders. The proposed cash-out transaction will forever divest Comverge public shareholders of their ownership interest in the Company for grossly inadequate consideration. As such, the Proposed Merger will deny Plaintiff and the other members of the class their right to share proportionately in the future success of Comverge and its valuable assets, while permitting certain Comverge insiders and H.I.G. Capital to reap huge financial benefits from the transaction. Accordingly, judicial scrutiny of the Proposed Merger is necessary to ensure that the best interests of all Comverge shareholders, and not the interests of the Defendants, was the basis for the Board’s decision to enter into the Proposed Merger.

10. In entering into the Merger Agreement, each of the Defendants violated and continues to violate applicable law by directly breaching and/or aiding and abetting the Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

11. As alleged herein, the Proposed Merger is the product of a hopelessly flawed process that was designed to sell Comverge to H.I.G. Capital on terms detrimental to Plaintiff and the other public stockholders of Comverge.

JURISDICTION AND VENUE

12. This Court has original jurisdiction pursuant to the 1983 Constitution of Georgia, Article VI, § 1, Para. I, and O.C.G.A. § 15-6-8 to hear and decide all of the issues alleged in this complaint.

13. Venue is proper in this Court pursuant to the 1983 Constitution of Georgia, Article VI, § 2, Para. VI, and O.C.G.A. § 14-2-510 in that Comverge maintains its registered office in Gwinnett County.

14. Venue is proper in this County because Defendants have conducted business and engaged in numerous activities which have had an effect on this County.

15. Venue is proper in this County because a substantial portion of the transactions and wrongs alleged herein occurred in this County.

PARTIES

16. Plaintiff is and has been at all relevant times a shareholder of Comverge.

17. Comverge is a Delaware corporation with its principal place of business located 5390 Triangle Parkway, Suite 300, Norcross, Gwinnett County, GA 30092. Comverge provides intelligent energy management (“IEM”) solutions for utilities, commercial and industrial customers, and residential consumers. The Company operates in two segments: Residential Business and Commercial and Industrial Business. The Residential Business segment offers IEM solutions for residential and small commercial end-use participants. Its solutions include IntelliSOURCE software that provides demand management functionality enabling control of various end-use devices and systems, integration into the utility customer’s back office operational systems, and inter-operability with advanced metering infrastructure, as well as a two-way real-time communication link to residential customers; a suite of intelligent hardware comprising one-way load control switches, smart thermostats, and in-home displays; and

services, including installation, marketing, and program management. This segment also offers a virtual peaking capacity (“VPC”) program that provides verifiable kilowatts of capacity by owning and operating the IEM network; turnkey programs for utilities to the IEM network, and provides services and solutions. The Commercial and Industrial Business segment provides IEM solutions to utilities and independent system operators that manage programs or energy markets for large commercial and industrial consumers. This segment delivers its solutions through the management of megawatts for commercial and industrial consumers in VPC and open market programs, as well as through the completion of energy efficiency projects. It also offers an energy efficiency program that provides permanent base load reduction through equipment upgrades, energy auditing and consulting, building automation, lighting retrofits, and other measures to reduce commercial and industrial consumers’ total energy consumption. The Company was founded in 1974. The Company’s stock trades under the symbol “COMV” on the NASDAQ.

18. Defendant Alec G. Dreyer (“Dreyer”) is and has been at all relevant times a director of the Company. Dreyer has been a member of the Board since January 2008 and serves as the Chairman of the Board and lead director. Dreyer also serves as Chairman of the Audit Committee and as a member of the Compensation Committee of the Board. Dreyer previously served on the Nominating and Corporate Governance Committee. Dreyer has served as Chief Executive Officer of the Port of Houston Authority in Houston, Texas since October 2009. Dreyer has been a non-executive director of EcoSecurities’ board since February 2008, and has served on the audit committee and as Chair of the remuneration committee of EcoSecurities’ board of directors.

19. Defendant Scott B. Ungerer (“Ungerer”) is and has been at all relevant times a director of the Company. Ungerer became a member of the Board in October 2009 and serves on the Company’s Audit and Nominating and Corporate Governance Committees. Since 1996, Ungerer has been a managing director and founder of EnerTech Capital Partners. Ungerer also serves on the board of directors and is an officer or managing member of various EnerTech Capital Partners-related entities, including ECPII Management LLC, ECPIII Management LLC, EOI Management LLC, and EnerTech, Inc. Ungerer previously served on the Board from October 2003 to January 2008. Ungerer currently sits on the boards of directors of The NanoSteel Company, a developer of nano-structural materials, CURRENT Group, LLC, Tangent Energy Solutions and CoaLogix, and is also chairman of the National Renewable Energy Lab Venture Advisory Board. Ungerer is also a governing board member of the NIST Smart Grid Interoperability Panel (SGIP), a member of the Princeton Alumni Schools Committee and a former member of the Cleantech Venture Network Advisory Board.

20. Defendant Joseph O’Donnell (“O’Donnell”) is and has been at all relevant times a director of the Company. O’Donnell became a member of the Board in October 2009 and has served as the chair of the Company’s Nominating and Corporate Governance Committee since October 2010. O’Donnell previously served as chairman of the Company’s Compensation Committee from October 2009 to October 2010. O’Donnell also serves on the board of directors of the University of Tennessee, College of Business.

21. Defendant John T. McCarter (“McCarter”) is and has been at all relevant times a director of the Company. McCarter became a member of the Board in October 2010 and serves on the Compensation Committee.

22. Defendant R. Blake Young (“Young”) is and has been at all relevant times a director of the Company. Young became the Company’s President and Chief Executive Officer when he was appointed in February 2010 and has served as a member of the Board since August 2006.

23. Defendant Nora Mead Brownell, (“Brownell”) is and has been at all relevant times a director of the Company. Brownell became a member of the Board in December 2006 and currently serves as chair of the Company’s Compensation and Regulatory Committees. Brownell is currently a member of the board of directors of Oncor Holdings Corp., Spectra Energy Partners, Ener1, Tangent Energy Solutions, and SkyFuel, Inc. Brownell also serves on the advisory board of Starwood Energy Fund.

24. Defendant A. Laurence (Larry) Jones (“Jones”) is and has been at all relevant times a director of the Company. Jones became a member of the Board in October 2009 and serves on the Company’s Audit and Nominating and Corporate Governance Committees. Jones is currently Chief Executive Officer and a member of the board of directors of StarTek, Inc. (NYSE: SRT), a provider of outsourced call center and customer support services for the communications industry with over 9,000 employees in the United States, Canada and the Philippines. Jones is currently chairman of the executive committee of the Deming Center entrepreneurial program at the Leeds School of Business at the University of Colorado. He also serves on the board of directors at the Boulder Innovation Center, which provides start-up professional services, funding, and networking for local entrepreneurs.

25. Defendant John S. Rego (“Rego”) is and has been at all relevant times a director of the Company. Rego became a member of the Board in October 2010 and serves on the Audit Committee. Since May 2010, Rego has been serving as the Chief Financial Officer and Treasurer of Petra Solar, Inc., a New Jersey-based clean energy technology company that provides solar and smart grid solutions for utility, commercial, and residential applications.

26. The Defendants named in ¶¶ 18-25 are sometimes collectively referred to herein as the “Individual Defendants.”

27. Defendant Parent, incorporated in Delaware, was organized for the purpose of acquiring the outstanding shares of common stock of Comverge and completing the Merger.

28. Defendant Merger Sub, a Delaware corporation, was organized as a wholly-owned subsidiary of Parent for the sole purpose of making a tender offer for the outstanding shares of common stock of Comverge and completing the Merger.

29. Defendants Parent and Merger Sub are collectively referred to herein as “H.I.G. Capital”, and are named herein as aiders and abettors to the Individual Defendants’ breaches of fiduciary duty.

CLASS ALLEGATIONS

30. Plaintiff brings this action individually and as a class action pursuant to O.C.G.A. § 9-11-23, on behalf of all stockholders of Comverge (except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) who are threatened with injury arising from Defendants’ actions as described more fully below (the “Class”).

31. This action is properly maintainable as a class action.

32. The Class is so numerous that joinder of all members is impracticable.

33. There are more than 27 million shares of Comverge common stock outstanding, held by thousands of shareholders geographically dispersed across the country.

34. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether Defendants have breached and are continuing to breach their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Merger; and

(b) whether Plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

35. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff does not have any interests adverse to the Class.

36. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

37. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

38. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Background

39. On March 15, 2012, the Company announced its fiscal year and fourth quarter 2011 results. Specifically, the Company reported the following positive news: generating $0.8 million of adjusted EBITDA for full year 2011; 2011 annual revenue growth of 14 percent;

removed $4.1 million of expense from the business; added more than 800 new megawatts under management; secured first international contract with Eskom, the largest electricity provider in Africa; increased adoption of IntelliSOURCE, with 22 utilities now using Comverge’s new enterprise software platform; and working with lenders and potential strategic parties to address liquidity and capital issues.

40. In the same press release, the Company quoted defendant Young stating the following:

“We had a strong finish to 2011, highlighted by our first international win with Eskom, the largest utility in Africa, continued adoption of our IntelliSOURCE platform, and growth across both our residential and commercial and industrial businesses,” commented R. Blake Young, Comverge’s president and chief executive officer. “With our recent new client wins, strong backlog, and improved cost structure, we believe that upon resolution of our capital needs, the company is well-positioned for growth and continued success in the energy management space.”

The Merger

41. On March 26, 2012, the Company and H.I.G. Capital jointly announced that they had entered into a definitive agreement for H.I.G. Capital to acquire the outstanding shares of Comverge for $1.75 per share in an all-cash tender offer. The press release was headlined “Immediate Cash Value of $1.75 Per Share Preserves Stockholder Value Transaction Concludes Extensive Review of Financing and Strategic Alternatives and Addresses Immediate Need for Capital, Comverge to Solicit Alternative Acquisition Proposals From Third Parties for a Period of 30 Days.” The press release stated in pertinent part as follows:

NORCROSS, Ga., March 26, 2012 (GLOBE NEWSWIRE) - Comverge, Inc. (Nasdaq:COMV - News) (the “Company”), the leading provider of Intelligent Energy Management solutions for Residential and Commercial & Industrial (C&I) customers, today announced that it has entered into an agreement to be acquired by Peak Merger Corp., an affiliate of H.I.G. Capital, LLC, a leading global private investment firm, for $1.75 per share in cash, or approximately $49 million in equity value.

The offer price represents a premium of approximately 18 percent over Comverge’s average closing price of $1.48 over the last 30 days. The H.I.G. Capital offer is not subject to a financing condition. Affiliates of H.I.G. Capital will provide debt financing to Comverge in the amount of $12.0 million, which is not contingent on the closing of the acquisition by H.I.G. Capital.

Acting upon the unanimous recommendation of the Strategy Committee of the Board, which is comprised entirely of independent directors, the Comverge Board of Directors has approved the definitive agreement.

“Today’s announcement is the culmination of an extensive review of financing and strategic alternatives available to Comverge,” said Alec Dreyer, Comverge’s Chairman of the Board of Directors. “We are pleased to have found a solution to the Company’s immediate need for capital to fund ongoing operations that not only preserves value for stockholders but also provides immediate cash value to stockholders. The transaction addresses the risks associated with the Company’s liquidity position, provides for our financial viability going forward and allows Comverge to continue to execute on its business plan with the financial backing of H.I.G. Capital. Our Board of Directors is pleased with the outcome of this review process and believes that the transaction with H.I.G. Capital is in the best interests of our stockholders.”

“We are excited to have reached this agreement that will best position Comverge for long-term success, while at the same time providing a return to shareholders and an immediate cash infusion to the Company,” said Brian Schwartz, Executive Managing Director, H.I.G. Capital. “We have been impressed with the level of innovation, solutions, customer base, and the market outlook for demand response. Under H.I.G. Capital’s ownership, Comverge will have the necessary capital to focus its efforts on enhancing and broadening its solutions portfolio, which will ultimately enhance the Company’s long-term growth prospects. We look forward to finalizing this transaction and working closely with the Company over the coming months to promote Comverge’s continued success.”

Review of Financing and Strategic Alternatives

Since the fall of 2010, Comverge has actively sought additional capital financing necessary to support the execution of the Company’s business plan and has explored a variety of financing alternatives and strategic alternatives. The Board of Directors considered a variety of alternatives, including continuing to operate as a stand-alone company, financing the Company through the issuance of additional equity or debt, selling various Company assets and selling the Company as a whole.

On March 15, 2012, Comverge filed its Form 10-K, which included an opinion from its independent auditor that due to the combination of the amount of cash flow that is expected from operations, debt that is due in 2012, and the Company’s inability to comply with restrictive debt covenants, there is substantial doubt about Comverge’s ability to continue as a going concern. In addition, Comverge’s primary and secondary lienholders have issued amortization and default notices, which has significantly accelerated the need for capital and also made it extremely challenging for the Company to raise capital by either issuing equity or securing additional debt. Certain contractual rights of the lienholders also have adversely affected Comverge’s ability to raise capital from third parties. Absent the H.I.G. Capital transaction, Comverge believes it would be unable to raise the necessary capital to fund continuing operations, which would place existing stockholder investment in the Company at significant risk.

Transaction Terms

Pursuant to the definitive agreement, Comverge is permitted to solicit alternative proposals from third parties during a go-shop period of 30 days following the date of the definitive agreement, with the potential for a 10 day extension. There can be no assurance that the solicitation of alternative proposals will result in Comverge receiving a superior proposal from a third party, or that if the Company does receive an alternative proposal that is a superior proposal, that a transaction relating to the superior proposal will be completed. J.P. Morgan, which has acted as the Company’s financial advisor over the last 18 months regarding financing and strategic alternatives, will advise the Company during the go-shop period. Comverge does not anticipate that it will disclose any developments with regard to this go-shop process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal.

In connection with today’s announcement, it is expected that H.I.G. Capital will commence a tender offer for all of the outstanding shares of Comverge not earlier than 10 business days or later than 20 business days after the date of the definitive agreement. The tender offer is conditioned upon, among other things, satisfaction of the minimum tender condition of a majority of the Company’s outstanding common stock, receipt of regulatory approvals, and other customary closing conditions.

If the tender offer is completed, H.I.G. Capital will acquire all remaining shares of the Company’s common stock through a second-step merger in which the holders of all shares not tendered in the tender offer and with respect to which appraisal rights are not timely and properly exercised will receive $1.75 in cash for each share of Comverge common stock they own, the same consideration per share as paid in the tender offer.

In connection with entering into the definitive agreement, the Company also entered into forbearance agreements with its senior lender, Silicon Valley Bank, and its junior lenders, Grace Bay Holdings II, LLC and the purchasers of the $12 million in indebtedness referenced above. These forbearance agreements provide Comverge with the ability to pursue the transactions contemplated by the definitive agreement, including the opportunity for Comverge to pursue a superior proposal during the go-shop period and as otherwise provided in the definitive agreement.

42. The $1.75 per share price agreed to by the Board does not represent fair value for the Company, in that it does not reflect the long-term value of the Company and the future financial prospects of Comverge.

43. The recent historical averages for Comverge’s stock price demonstrate that the consideration being offered by H.I.G. Capital is unfair and inadequate. The $1.75 per share represents not only an inadequate premium but in fact a discount to the trading price of the Company’s common stock (which as recently as March 23, 2012 closed at $1.88 per share, and closed as high as $5.06 per share on April 1, 2011) and is inconsistent with recent analyst price targets and opinions on Comverge’s value. The mean target of analysts reported by Yahoo is $3.40 per share. Moreover, analysts gave Comverge a value far higher than the $1.75 even after accounting for Comverge’s liquidity strains. The $1.75 price falls well below the $2.35 share value for Comverge that analysts polled by Bloomberg give the Company.

44. H.I.G. Capital may be targeting a continued focus by federal regulators on promoting energy efficient “smart” power grids. In March 2011, Comverge shares surged after the Federal Energy Regulatory Commission smart grid rules that could eventually aid sellers of energy efficient metering and data like Comverge and EnerNoc.

45. The consideration to be paid to the class members is unfair and grossly inadequate because, among other things: (a) the intrinsic value of the stock of Comverge is materially in excess of $1.75 per share, giving due consideration to the possibilities of growth and profitability of Comverge in light of its business, earnings and earnings power, present and future; (b) the $1.75 per share price offers an inadequate premium to the public stockholders of Comverge; and (c) the $1.75 per share price is not the result of arm’s-length negotiations but was fixed arbitrarily by certain insiders and H.I.G. Capital to “cap” the market price of Comverge stock, as part of a plan for H.I.G. Capital to obtain complete ownership of Comverge assets and business at the lowest possible price.

THE PRECLUSIVE DEAL PROTECTION DEVICES

46. In addition to agreeing to a sale of the Company at an unfair price, the Individual Defendants agreed to onerous deal protection devices in breach of their fiduciary duties to Comverge shareholders, which prevent a superior offer from being made for the Company.

47. Specifically, Defendants agreed to: (i) a “go-shop” provision permitting only a limited period (until April 25, 2012) for the Company to actively solicit potential bidders; (ii) a no-solicitation provision that prevents other buyers from having access to the Company’s confidential information following the go-shop period, which information is necessary to formulate a bid, except under extremely limited circumstances; (iii) a matching rights provision that allows H.I.G. Capital 3 business days to match any competing proposal in the event one is made; (iv) a provision that requires the Company to pay H.I.G. Capital a termination fee equal to $1,930,310 plus expenses of up to a limit of $1,500,000 (approximately 7% of the equity value of the Proposed Merger), unless the termination by the Company and entry into an agreement with respect to a superior proposal occurs prior to the “no-shop” period or involves a party from whom the Company has received an acquisition proposal following the date of the Merger

Agreement and prior to the “no shop” period, in which case the Company is required to pay Parent a termination fee equal to $1,206,444 and reimburse Parent for its expenses up to a limit of $1,500,000; and (v) a provision that provides H.I.G. Capital up to $3 million or more of profits upon conversion of its new convertible note to common shares amounting to a total breakup fee in the amount of 14% or more of the deal value in the event the deal is terminated.

48. These provisions limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Comverge.

49. The terms of the Merger Agreement considerably restrain the Company’s ability to solicit or engage in negotiations with any third party regarding an acquisition proposal to the Company. The circumstances under which Comverge’s Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are restrictive and fail to provide an effective “fiduciary out” under the circumstances of the case.

50. Thus, even if the Board were to receive a bid that appeared to be better than H.I.G. Capital’s offer, these provisions unreasonably constrain the Board’s exercise of fiduciary responsibility to take measures to secure the best available transaction. Consequently, this provision prevents the Individual Defendants from exercising their fiduciary duties of “shopping” the Company and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Board first determines that the proposal is superior.

51. Pursuant to the Merger Agreement, Comverge granted H.I.G. Capital an option to purchase an additional number of authorized and unissued Company shares such that immediately after the issuance of those additional shares, H.I.G. Capital would own at least 90% of the outstanding shares of the Company (the “Top-Up Option”), in order to allow H.I.G.

Capital to effect a short-form merger. The Top-Up Option provision is conditioned on H.I.G. Capital obtaining at least 50% of Comverge’s public shares. In other words, if H.I.G. Capital acquires more than 50% of the currently outstanding shares in the Tender Offer, the Top-Up Option irrevocably grants H.I.G. Capital the right to purchase enough new shares from the Company to bring H.I.G. Capital’s ownership above the necessary 90% threshold for a short form merger under Delaware law.

52. The Top-Up Option also provides a contractual right to H.I.G. Capital to attain the status of a 90% stockholder so long as at least 50% of the outstanding shares tender, and thereby avoid voting requirements and the fairness standard on controlling stockholders in transactions with the minority. The Top-Up and other preclusive deal protection devices constitute unfair and illegal abdications of directors’ authority and unfair and inequitable evasion of stockholder rights.

53. In connection with the Merger Agreement, Comverge also entered into a Note Purchase and Security Agreement (the “Note Purchase Agreement”), by and among Comverge and H.I.G. Capital pursuant to which H.I.G. Capital purchased a $12,000,000 Subordinated Secured Convertible Note (the “Subordinated Convertible Note”). The Subordinated Convertible Note is convertible into 19.99% of the outstanding shares of Comverge common stock, or 6,873,562 shares (the “Subordinated Note Shares”), at a conversion price of $1.40 per share, until Comverge obtains stockholder approval for the issuance of additional shares of common stock pursuant to the Note Purchase Agreement. If the stockholders of the Company approve the issuance of additional shares of common stock pursuant to the Note Purchase Agreement, the entire principal amount of the Subordinated Convertible Note would be convertible into 8,571,428 shares of common stock. The Subordinated Convertible Note cannot be converted into Subordinated Note Shares until either (i) H.I.G. Capital accepts for purchase the common stock of the Company tendered in the Tender Offer or (ii) the Merger Agreement is terminated.

54. These provisions unreasonably constrain any potential acquirer from acquiring the Company since upon termination of the agreement H.I.G. Capital can convert the Subordinated Convertible Note into 19.99% of the Company. Consequently, this provision prevents the Board from exercising their fiduciary duties precluding superior proposals.

55. On March 28, 2012, Raging Capital Fund, LP, the direct owner of 1,063,178 shares or 3.9% of the Company’s common stock, strongly opposed the Proposed Merger and sent the following letter to the Board:

Dear Members of the Board:

Raging Capital Management, LLC and its affiliates collectively own more than 3,200,000 shares, or approximately 11.9%, of Comverge, Inc. (“Comverge” or the “Company”).

As you are aware, on March 26, 2012 Comverge announced that it had reached an agreement to be acquired by H.I.G. Capital, LLC (“H.I.G.”) for a price of $1.75 per share. To put it simply, we are extremely disappointed with the price, terms and structure of this proposed acquisition and the actions taken by the Board of Directors (the “Board”) in furtherance thereof.

The proposed acquisition values Comverge at less than $50 million which, in our view, is a grossly inadequate equity valuation for a company with a $500 million multi-year backlog, more than 500 utility and commercial clients, and a leading edge technology platform. By our calculations, the offer price also represents a significant discount to the valuation of the Company’s primary publicly traded peer, EnerNOC, Inc. (Nasdaq: ENOC).

Even more troubling, H.I.G. could potentially reap payments worth up to 14% or more of the deal value in the event the deal is terminated, including up to $1.9 million in break-up fees, up to $1.5 million in expense reimbursements, and up to $3 million or more of profits upon conversion of its new convertible note to common shares (we view this bridge loan as essentially a second break-up fee designed to have a chilling effect on the ability of a third-party to submit a competing bid). Further, Comverge has only a short period of time, just 40 days, to “go shop” for a superior deal, even as H.I.G. retains a right of first refusal to match any superior offer. In short, we believe this deal is a lemon and we seriously question whether the Board has met its fiduciary obligations to shareholders.

In a letter to Chairman Alec Dreyer and CEO Blake Young dated March 15, 2012, we argued that existing shareholders should have the opportunity to participate pro-rata in any financing. We further expressed our willingness to participate in a rights offering and stated that we would even consider backstopping a larger rights offering or bridging the Company to the completion of such an offering. We believe it is more than likely that other shareholders would have similarly stepped up to refinance the Company rather than see it sold for a song to an opportunistic offeror. One must wonder what “package” Comverge’s management will receive from H.I.G. to remain with the Company.

While we have not yet decided on next steps, we believe Comverge remains an undervalued asset. We believe the Board, in the exercise of its fiduciary duties, should immediately withdraw its recommendation for H.I.G.’s proposal. We remain open to participating in an alternative transaction if we do not see a materially higher price for our shares.

DEFENDANTS’ FIDUCIARY DUTIES

56. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Comverge and owe Plaintiff and the other members of the Class a duty of good faith, fair dealing, loyalty, and full and candid disclosure.

57. By virtue of their positions as directors and/or officers of Comverge, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Comverge to engage in the practices complained of herein.

58. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly-traded company undertake a transaction that may result in a change in corporate control, the directors have an obligation to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) otherwise adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

59. Plaintiff repeats and realleges each allegation set forth herein.

60. The Individual Defendants have violated their fiduciary duties of care, good faith, loyalty and candor owed under applicable law to the public shareholders of Comverge and have placed the interests of insiders ahead of the interests of Comverge’s shareholders.

61. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, care and candor owed to the shareholders of Comverge because, among other reasons:

(a) they failed to properly value Comverge;

(b) they failed to take steps to facilitate competitive bidding, and gave H.I.G. Capital an unfair advantage, by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;

(c) they failed to properly value Comverge and its various assets and operations;

(d) they failed to provide shareholders with the material information necessary to make an informed decision as to whether or not to vote in favor of the Proposed Merger;

(e) they erected unreasonable barriers to other third-party bidders.

62. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme and in breach of their fiduciary duties of loyalty, good faith and due care to Plaintiff and the other members of the Class, have failed to adequately inform themselves about the true value of the Company and, by agreeing to the Proposed Merger with H.I.G. Capital, will unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Comverge.

63. Comverge shareholders will, if the Proposed Merger is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

64. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise care and diligence in discharging their fiduciary obligations toward Plaintiff and the other Comverge public stockholders.

65. As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Comverge’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Comverge common stock.

66. Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Merger, which will exclude the Class from its fair proportionate share of Comverge’s valuable assets and businesses, all to the irreparable harm of the Class.

67. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty

68. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

69. Parent and Merger Sub have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. Parent and Merger Sub are also active and necessary participants in the Individual Defendants’ plan to consummate the Proposed Merger on terms that are unfair to Comverge shareholders, as Parent and Merger Sub seek to pay as little as possible to Comverge shareholders.

70. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in its favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as a representative of the Class;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Merger, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C. Enjoining Defendants from consummating the Merger Agreement and Proposed Merger unless and until they provide to Comverge shareholders all material information in connection with the proposed transaction;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

Respectfully submitted this 29th day of March, 2012.

David A. Bain
Georgia Bar No. 032449
LAW OFFICES OF DAVID A. BAIN, LLC
1050 Promenade II
1230 Peachtree St., NE
Atlanta, GA 30309
Telephone: (404) 724-9990
Fax: (404) 724-9986
dbain@bain-law.com

Counsel for Plaintiff

OF COUNSEL:

LIFSHITZ LAW FIRM
18 East 41st Street
New York, NY 10017
Tel: (212) 213-6222
Fax: (212) 213-9405

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